UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File No. 0-53646

Eagleford Energy Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

1. Eagleford Energy Inc., News Release dated August 20, 2014 as filed on Sedar on August 20, 2014.

2. Eagleford Energy Inc., Material Change Report dated August 20, 2014 as filed on Sedar on August 20, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 20, 2014	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

ITEM 1

For immediate release

COMMON SHARE CONSOLIDATION AND NAME CHANGE

Toronto, Canada August 20, 2014 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the “Corporation”), announces that it has filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares (the “Consolidation”), and changing its name to EAGLEFORD ENERGY CORP. No fractional shares shall be issued as a result of the Consolidation, and if any fractional share would otherwise result from the Consolidation, such fractional share shall be rounded up to the nearest whole share. Eagleford Energy Inc. received the requisite shareholder approval to amend its Articles for the Consolidation and the name change at its Annual and Special Meeting of Shareholders held on February 27, 2014. Accordingly, the capitalization of the Corporation will be consolidated from 129,139,068 common shares issued and outstanding to approximately 12,914,421 common shares issued and outstanding under the new name EAGLEFORD ENERGY CORP.

The new ISIN number is CA27004H1010 and the new CUSIP number is 27004H101. FINRA has approved the quotation of the common shares of EAGLEFORD ENERGY CORP., on the OTCBB under the symbol EGFDF effective 20 business days following the Consolidation.

For further information, please contact:

Eagleford Energy Inc.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

ITEM 2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (“Eagleford” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

August 25, 2014

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on August 20, 2014 and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company announced that it filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares (the “Consolidation”), and changing its name to EAGLEFORD ENERGY CORP.

Item 5.	Full Description of Material Change

The Company filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares and changing its name to EAGLEFORD ENERGY CORP.

No fractional shares shall be issued as a result of the Consolidation, and if any fractional share would otherwise result from the Consolidation, such fractional share shall be rounded up to the nearest whole share. Eagleford Energy Inc. received the requisite shareholder approval to amend its Articles for the Consolidation and the name change at its Annual and Special Meeting of Shareholders held on February 27, 2014. Accordingly, the capitalization of the Corporation will be consolidated from 129,139,069 common shares issued and outstanding to approximately 12,914,421 common shares issued and outstanding under the new name EAGLEFORD ENERGY CORP.

The new ISIN number is CA27004H1010 and the new CUSIP number is 27004H101. FINRA has approved the quotation of the common shares of EAGLEFORD ENERGY CORP., on the OTCBB under the symbol EGFD effective 20 business days following the Consolidation.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

August 20, 2014

Schedule “A”

For immediate release

COMMON SHARE CONSOLIDATION AND NAME CHANGE

Toronto, Canada August 20, 2014 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the “Corporation”), announces that it has filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares (the “Consolidation”), and changing its name to EAGLEFORD ENERGY CORP. No fractional shares shall be issued as a result of the Consolidation, and if any fractional share would otherwise result from the Consolidation, such fractional share shall be rounded up to the nearest whole share. Eagleford Energy Inc. received the requisite shareholder approval to amend its Articles for the Consolidation and the name change at its Annual and Special Meeting of Shareholders held on February 27, 2014. Accordingly, the capitalization of the Corporation will be consolidated from 129,139,069 common shares issued and outstanding to approximately 12,914,421 common shares issued and outstanding under the new name EAGLEFORD ENERGY CORP.

The new ISIN number is CA27004H1010 and the new CUSIP number is 27004H101. FINRA has approved the quotation of the common shares of EAGLEFORD ENERGY CORP., on the OTCBB under the symbol EGFD effective 20 business days following the Consolidation.

For further information, please contact:

Eagleford Energy Inc.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244